

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

David Morris
Chief Financial Officer
RBB Bancorp
1055 Wilshire Boulevard
Suite 1200
Los Angeles, California 90017

      Re: RBB Bancorp
          Form 10-K for Fiscal Year Ended December 31, 2019
          Response dated August 26, 2020
          File No. 001-38149

Dear Mr. Morris:

We have reviewed your August 26, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Risks Related to an Investment in Our Common Stock, page 48

1. We note your response to comment one in our letter dated August 12, 2020. In your response, you state that the Company plans to adopt ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), commonly referred to as CECL, on January 1, 2023. We also note that you state you will cease being an emerging growth company ("EGC") as of the end of 2022 given your 2017 initial public offering of common stock. Given that you will cease to be an EGC as of December 31, 2022, you are required to adopt Topic 326 in your December 31, 2022 Form 10-K, and not as of January 1, 2023. Please revise your disclosures in future filings and plan accordingly.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance